Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Brooks Automation, Inc.

Chelmsford, Massachusetts

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8, of our reports dated November 13, 2014, relating to the consolidated financial statements and the effectiveness of Brooks Automation, Inc.’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended September 30, 2014.

/s/ BDO USA, LLP

Boston, Massachusetts

February 10, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.